FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

*82 -/ 7//*

**PROCESSED**

**JUN 15 2004**

THOMSON
FINANCIAL

# For your information as released to
# The Australian Stock Exchange.

# FOSTER'S
G R O U P

Inspiring Global Enjoyment

With Compliments *Fosters Brewing Group*

04030425

**FOSTER'S GROUP LIMITED**
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886



**FOSTER'S**
G R O U P

Inspiring Global Enjoyment

7 May 2004

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney  NSW  2000

**Notification of Cancellation of Shares**

In accordance with Listing Rule 3.8A, we attach a copy of Form 484 lodged with ASIC today.



Robert Dudfield
Assistant Company Secretary

Australian Securities &
Investments Commission

Form **484**
Corporations Act 2001

# Change to company details

**Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:**

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Changes to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

| **Company details** | Company name |
|---|---|
| | FOSTER'S GROUP LIMITED |
| Refer to guide for information about corporate key | ACN / ABN   007 620 886    Corporate Key |

| **Lodgment details** | Who should ASIC contact if there is a query about this form? |
|---|---|
| | Name |
| | GEORGE SAKOUFAKIS |
| | ASIC registered agent number (if applicable) |
| | 7717 |
| | Telephone number |
| | (03) 9633 2109 |
| | Postal address |
| | 77 SOUTHBANK BOULEVARD |
| | SOUTHBANK  VIC  3006 |
| | Total number of pages including this cover sheet    Please provide an estimate of the time taken to complete this form |
| | hrs    mins |

## Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete

Name

ROBERT K DUDFIELD

Capacity

☐ Director

☒ Company secretary

Signature

*R K Dudfield*

Date signed

| 07 | / | 05 | / | 04 |
|---|---|---|---|---|
| D | | M | | Y |

**Lodgment**

Send completed and signed forms to
Australian Securities and Investments Commission
PO Box 4000, Gippsland Mail Centre VIC 3841
Or lodge the form electronically by visiting the ASIC
website www.asic.gov.au

For help or more information
Telephone   03 5177 3988
Email   info.enquiries@asic.gov.au
Web   www.asic.gov.au

# Section C completion guide

**Standard share codes**
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

| Share class code | Full title | Share class code | Full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B, etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founder's | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

If you are using the standard share class codes you do not need to provide a full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

## Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).
**Completion of this table is optional**

| | | C1 — Cancellation of shares | C2 — Issue of shares | C3 — Change to share structure table | C4 — Change to members register |
|---|---|---|---|---|---|
| ☐ | **Issue of shares** Proprietary company | Not required | ✓ | ✓ | ✓ |
| | **Public company** | | | | |
| ☐ | if in response to the Annual company statement | Not required | ✓ | ✓ | ✓ |
| ☐ | if not in response to the Annual company statement | Not required | ✓ | Not required | Not required |
| ☐ | **Cancellation of shares** Proprietary company | ✓ | Not required | ✓ | ✓ |
| | **Public company** | | | | |
| ☐ | if in response to the Annual company statement | ✓ | Not required | ✓ | ✓ |
| ☒ | if not in response to the Annual company statement | ✓ | Not required | Not required | Not required |
| ☐ | **Transfer of shares** Proprietary company | Not required | Not required | Not required | ✓ |
| | **Public company** | | | | |
| ☐ | if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ | if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| ☐ | **Changes to amounts paid** Proprietary company | Not required | Not required | ✓ | ✓ |
| | **Public company** | | | | |
| ☐ | if in response to the Annual company statement | Not required | Not required | ✓ | ✓ |
| ☐ | if not in response to the Annual company statement | Not required | Not required | Not required | Not required |
| ☐ | **Changes to beneficial ownership** Proprietary company | Not required | Not required | Not required | ✓ |
| | **Public company** | | | | |
| ☐ | if in response to the Annual company statement | Not required | Not required | Not required | ✓ |
| ☐ | if not in response to the Annual company statement | Not required | Not required | Not required | Not required |

To notify ASIC about a division or conversion of a class of shares you must lodge a form 211 within 28 days of the change occurring.
To notify ASIC about a conversion of shares into larger or smaller numbers you must lodge a form 2205B within 28 days of the change occurring.

# C1 **Cancellation of shares**

**Reason for cancellation**
Please indicate the reason that shares have
been cancelled (select one or more boxes)

Redeemable preference shares – **S.254J**

☐ Redeemed out of profits

☐ Redeemed out of proceeds of a fresh issue of shares

Capital reduction – **S.256A – S.256E**

☐ Single shareholder company

☐ Multiple shareholder company. A Form 2560 must be lodged before a capital
reduction takes place

Share buy-back – **S.257H(3)**

☐ Minimum holding buy-back by listed company

☒ Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no
more than 1 year before the share buy-back can take place

☐ Forfeited shares – **S.258D**

Shares returned to a public company – **ss.258E(2) & (3)**

☐ Under section 651C, 724(2), 737 or 738

☐ Under section 1325A (court order)

☐ **Other**

Description

Give section reference

**Details of cancelled shares**

List the details of shares cancelled in the following table

| Share class code | Number of shares cancelled | Amount paid (cash or otherwise) |
|---|---|---|
| ORD | 528,908 | $2,320,462 |
| | | |
| | | |
| | | |
| | | |

**Earliest date of change**

Please indicate the earliest date that any of the above changes occurred

| 07 | / | 05 | / | 04 |
|---|---|---|---|---|
| D | | M | | Y |